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                                                                  Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. This Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                        (INCLUDING THE ASSOCIATED RIGHTS)
                                       OF
                              DAVE & BUSTER'S, INC.
                                       FOR
                              $12.00 NET PER SHARE
                                       BY
                            D&B ACQUISITION SUB, INC.


         D&B Acquisition Sub, Inc. ("Purchaser"), a Missouri corporation and a wholly owned subsidiary of D&B Holdings I, Inc., a Delaware corporation ("Parent"), is offering to purchase, for $12.00 net to the seller in cash, all outstanding shares of common stock, par value $0.01 per share, (the "Common Stock") of Dave & Buster's, Inc., a Missouri corporation (the "Company"), including the Rights (as defined in the Offer to Purchase, and together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Stockholders of record who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the purchase of Shares by Purchaser or pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of The Bank of New York, which is acting as paying agent (the "Depositary"), and D.F. King & Co., Inc. which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.


       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 2, 2002, UNLESS THE OFFER IS EXTENDED.


         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD CONSTITUTE AT LEAST 80% OF THE TOTAL SHARES OUTSTANDING ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE THE OFFER TO PURCHASE.

         The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2002 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the General Business and Corporation Law of Missouri, Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser or Parent and other than Shares held by holders who perfect rights to receive payment of fair value under applicable law) shall be converted into the right to
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receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in the Offer to Purchase.

         Concurrently with the execution of the Merger Agreement, stockholders beneficially owning approximately 11.5% of the Common Stock outstanding as of May 30, 2002 agreed to, among other things, not tender Shares held by such stockholders in the Offer, vote such Shares in favor of the Merger in any vote of the stockholders of the Company, and exchange such Shares for newly-issued shares of capital stock of Parent.

         THE BOARD OF DIRECTORS OF THE COMPANY, ACTING IN PART UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS, HAS BY UNANIMOUS VOTE (1) DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR FROM A FINANCIAL POINT OF VIEW TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, (2) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND (3) RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

         For purposes of the Offer, Purchaser shall be deemed to have accepted for payment Shares validly tendered and not properly withdrawn when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. The Depositary will act as agent for tendering stockholders for the purpose of receiving $12.00 net per Share in cash for each Share tendered, and distributing such cash to validly tendering stockholders, as soon as practicable after receipt of such notice. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC")), (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and
(3) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payments.

         The initial expiration date will occur at 5:00 P.M., New York City time, on Tuesday, July 2, 2002, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open. Purchaser may, without the consent of the Company, (1) extend the Offer for up to a maximum of 10 additional business days, if at the initial expiration date of the Offer any of the conditions to Purchaser's obligation to purchase shares of Common Stock set forth in the Merger Agreement are not satisfied; (2) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC applicable to the Offer; and (3) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement. If the Minimum Tender Condition has been satisfied and all other conditions to the Offer have been satisfied or waived but less than 90% of the Shares, on a fully-diluted basis, have been validly tendered and not withdrawn on the scheduled expiration date, Purchaser may accept and purchase all of the Shares tendered in the initial offer period and may notify stockholders of Purchaser's intent to provide a "subsequent offering period" without withdrawal rights pursuant to Rule 14d-11 of the Exchange Act, which subsequent offering period shall not exceed 15 business days.

         If Purchaser decides to extend the Offer, Purchaser will make an announcement to that effect no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and will remain tendered, subject to the right to withdraw the Shares.

         Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer, and unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after Monday, August 5, 2002. For a withdrawal of tendered Shares to be effective, a written or, in the case of Eligible Institutions (as defined in the Offer to Purchase), facsimile transmission, notice of withdrawal must be timely received by the Depositary at the address set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

         The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
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         In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.


                     The Information Agent for the Offer is:
                              D.F. KING & CO., INC.
                                 77 Water Street
                          New York, New York 10005-4495
                 Banks and Brokers Call Collect: (212) 269-5550
                    ALL OTHERS CALL TOLL-FREE: (800) 549-6697

June 4, 2002